UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: AUGUST 27, 2004                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

--------------------------------------------------------------------------------



                             TUMI RESOURCES LIMITED

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2004 AND 2003

                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Tumi Resources Limited for the six months ended June 30, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                             TUMI RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)




                                                     JUNE 30,      DECEMBER 31,
                                                       2004            2003
                                                         $               $
                                     ASSETS

CURRENT ASSETS

Cash and cash equivalents                             2,507,742       3,273,437
Amounts receivable and prepaids                         134,329          71,867
                                                   ------------    ------------
                                                      2,642,071       3,345,304

CAPITAL ASSETS (Note 3)                                 176,197          11,476

MINERAL INTERESTS (Note 4)                            2,459,156       1,564,937
                                                   ------------    ------------
                                                      5,277,424       4,921,717
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 68,768         138,853
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY


SHARE CAPITAL (Note 5)                                6,403,369       5,529,478

CONTRIBUTED SURPLUS                                     523,944         278,333

DEFICIT                                              (1,718,657)     (1,024,947)
                                                   ------------    ------------
                                                      5,208,656       4,782,864
                                                   ------------    ------------
                                                      5,277,424       4,921,717
                                                   ============    ============



APPROVED BY THE DIRECTORS



/s/ DAVID HENSTRIDGE  , Director
----------------------

/s/ HARVEY LIM       , Director
----------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $
EXPENSES

Accounting and administration                            15,000          19,442          18,000          42,551
Audit                                                     4,937          11,472          11,007          11,472
Consulting                                               13,685           1,500          35,974           5,308
Depreciation                                              1,424               -           2,810               -
Fiscal advisory fee                                           -               -               -          18,025
Investor relations                                        7,500           6,000          13,500          12,000
Legal                                                    10,326           3,644          20,196           7,534
Management fees                                           7,500           6,000          15,000          10,000
Office                                                   15,789           8,059          41,164          17,323
Regulatory                                                4,297           3,730           5,160           8,618
Rent                                                      1,350               -           2,700               -
Salaries and benefits                                    11,537               -          20,290               -
Shareholder costs                                        17,387           3,262          24,622           6,162
Stock-based compensation                                      -           1,862         278,400           5,441
Transfer agent                                            4,353           3,146           8,582           5,099
Travel and related                                       29,948          27,935         110,910          67,101
                                                   ------------    ------------    ------------    ------------
                                                        145,033          96,052         608,315         216,634
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (145,033)        (96,052)       (608,315)       (216,634)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest income                                          13,168             663          24,960           1,573
Write-off of mineral inerests                           (92,564)              -         (92,564)              -
Foreign exchange                                        (17,791)         (4,605)        (17,791)         (4,605)
                                                   ------------    ------------    ------------    ------------
                                                        (97,187)         (3,942)        (85,395)         (3,032)
                                                   ------------    ------------    ------------    ------------

NET LOSS FOR THE PERIOD                                (242,220)        (99,994)       (693,710)       (219,666)

DEFICIT - BEGINNING OF PERIOD                        (1,476,437)       (384,215)     (1,024,947)       (264,543)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                              (1,718,657)       (484,209)     (1,718,657)       (484,209)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER
    COMMON SHARE                                         ($0.02)         ($0.01)         ($0.04)         ($0.03)
                                                   ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        16,031,370       7,570,000      15,688,653       7,182,734
                                                   ============    ============    ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (242,220)        (99,994)       (693,710)       (219,666)
Adjustment for items not involving cash
    Stock-based compensation                                  -           1,862         278,400           5,441
    Depreciation                                          1,424               -           2,810               -
    Write-off of mineral interests                       92,564               -          92,564               -
                                                   ------------    ------------    ------------    ------------
                                                       (148,232)        (98,132)       (319,936)       (214,225)

Increase in amounts receivable and prepaids             (17,436)        (24,970)        (62,462)        (88,746)
Increase (decrease) in accounts payable
    and accrued liabilities                              (8,022)        (20,432)        (70,085)            362
                                                   ------------    ------------    ------------    ------------
                                                       (173,690)       (143,534)       (452,483)       (302,609)
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral interests                      (365,362)       (244,810)       (986,783)       (509,075)
Purchases of capital assets                              (8,851)              -        (167,531)              -
                                                   ------------    ------------    ------------    ------------
                                                       (374,213)       (244,810)     (1,154,314)        (509,075)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                               283,450               -         841,102         516,540
Share issue costs                                             -               -               -          (6,300)
                                                   ------------    ------------    ------------    ------------
                                                        283,450               -         841,102         510,240
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH AND CASH
    EQUIVALENTS - DURING
       THE PERIOD                                      (264,453)       (388,344)       (765,695)       (301,444)

CASH AND CASH EQUIVALENTS
    - BEGINNING OF PERIOD                             2,772,195         472,578       3,273,437         385,678
                                                   ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS
    - END OF PERIOD                                   2,507,742          84,234       2,507,742          84,234
                                                   ============    ============    ============    ============

CASH AND CASH EQUIVALENTS IS
    COMPRISED OF:

    Cash                                              1,007,742          84,234       1,007,742          84,234
    Short-term deposit                                1,500,000               -       1,500,000               -
                                                   ------------    ------------    ------------    ------------
                                                      2,507,742          84,234       2,507,742          84,234
                                                   ============    ============    ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION - See Note 8.

          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
                   CONSOLIDATED SCHEDULE OF MINERAL INTERESTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004



                                                      MEXICO                          PERU
                                   --------------------------------------------    ------------
                                                                     JIMENEZ
                                    CINCO MINAS    GRAN CABRERA      DEL TEUL          TINKA           TOTAL
                                         $               $               $               $               $

BALANCE, BEGINNING OF PERIOD          1,296,441         175,932               -          92,564       1,564,937
                                   ------------    ------------    ------------    ------------    ------------
EXPENDITURES DURING THE PERIOD

     Assays                              22,184             957           1,438               -          24,579
     Camp costs                          23,649               -               -               -          23,649
     Communications                      11,215               -               -               -          11,215
     Drilling                            42,319               -               -               -          42,319
     Environmental                       17,341           1,072           1,300               -          19,713
     Geological                         219,283          19,644           7,500               -         246,427
     Other                               12,374              59           1,969               -          14,402
     Scoping study                       29,903               -               -               -          29,903
     Site access                         78,790           7,295               -               -          86,085
     Supplies                             6,537               -               -               -           6,537
     Topography                           1,452               -               -               -           1,452
     Travel                              30,196           2,555           1,270               -          34,021
     Wages                               67,660               -               -               -          67,660
     Water study                          5,884               -               -               -           5,884
                                   ------------    ------------    ------------    ------------    ------------
                                        568,787          31,582          13,477               -         613,846
                                   ------------    ------------    ------------    ------------    ------------
ACQUISITION COSTS
    DURING THE PERIOD                   251,794               -         121,143               -         372,937
                                   ------------    ------------    ------------    ------------    ------------
                                      2,117,022         207,514         134,620          92,564       2,551,720

WRITE-OFF OF MINERAL INTERESTS                -               -               -         (92,564)        (92,564)
                                   ------------    ------------    ------------    ------------    ------------
BALANCE, END OF PERIOD                2,117,022         207,514         134,620               -       2,459,156
                                   ============    ============    ============    ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS

         Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. On the basis of information to date, the Company has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral interests is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. Mineral interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

         Management considers that the Company has adequate resources to maintain its core operations and planned exploration programs for fiscal 2004. However, the Company recognizes that exploration expenditures may change with ongoing results, and, as a result, it may be required to obtain additional financing. While the Company has been successful in securing financings in the past, there can be no assurance it will be able to do so in the future.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       CAPITAL ASSETS


                                                     JUNE 30,      DECEMBER 31,
                                                       2004            2003
                                                         $               $

         Building                                       128,310               -
         Office                                          17,634           4,810
         Vehicles                                        34,106           7,709
                                                   ------------    ------------
                                                        180,050          12,519
         Less accumulated depreciation                   (3,853)         (1,043)
                                                   ------------    ------------
                                                        176,197          11,476
                                                   ============    ============

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



4.       MINERAL INTERESTS


                                                   JUNE 30, 2004                                 DECEMBER 31, 2003
                                   --------------------------------------------    --------------------------------------------
                                   ACQUISITION      EXPLORATION                    ACQUISITION      EXPLORATION
                                      COSTS        EXPENDITURES        TOTAL          COSTS        EXPENDITURES        TOTAL
                                        $                $               $              $                $               $


         Cinco Minas                    682,033       1,434,989       2,117,022         430,239         866,202       1,296,441
         Gran Cabrera                   169,132          38,382         207,514         169,132           6,800         175,932
         Jimenez del Teul               121,143          13,477         134,620               -               -               -
         Tinka                                -               -               -          88,073           4,491          92,564
                                   ------------    ------------    ------------    ------------    ------------    ------------
                                        972,308       1,486,848       2,459,156         687,444         877,493       1,564,937
                                   ============    ============    ============    ============    ============    ============

         a)       Cinco Minas, Mexico

                  By agreements dated July 6, 2002 and August 18, 2002, the Company has an option to earn a 60% interest in mineral claims covering approximately 600 hectares, located in Jalisco, Mexico, in consideration of US$50,000 cash (paid), conducting exploration expenditures and making underlying property payments totalling US$2.5 million and issuing 1.1 million common shares (300,000 shares issued) of the Company over a three year period.

         b)       Gran Cabrera, Mexico

                  On October 23, 2002, the Company entered into an agreement whereby the Company has an option to earn a 60% interest in mineral claims covering approximately 3,950 hectares, located in Jalisco, Mexico, in consideration of making a US$45,500 payment for past property taxes (paid), conducting exploration expenditures totalling US$2.5 million and issuing 750,000 common shares (250,000 shares issued) of the Company over a three year period.

         c)       Jimenez del Teul, Mexico

                  On June 3, 2004, the Company entered into an option agreement with Minera San Jorge S.A. de C.V. ("MSJ") to earn a 100% interest in mineral claims covering 1,795 hectares, located at the west-central side of Zacatecas state, Mexico. Under the terms of the agreement, the Company may earn a 100 % interest in the property, by assuming MSJ's obligations to the underlying property owners for a total of US $1.75 million over three years (US $1.026 million in the third year) and issuing a total of 1 million shares to MSJ, as follows:

                        NUMBER
                      OF SHARES

                        200,000    on TSX Venture Exchange ("TSXV") approval
                        200,000    on first anniversary of TSXV approval
                        300,000    on second anniversary of TSXV approval
                        300,000    on third anniversary of TSXV approval
                      ---------
                      1,000,000
                      =========

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       MINERAL INTERESTS (continued)

                  The agreement also provides for the issuance by the Company of additional shares if project financing is arranged for commercial production. The number of shares will be one million shares if the resource is in excess of two million ounces of gold equivalent and a further one million shares if the resource is in excess of three million ounces. The Company will pay a NSR royalty of 1% - 3% depending on the ore grade in the final bankable feasibility study.

                  TSXV approval was received on July 29, 2004.

         d)       Tinka, Peru

                  On May 31, 2002, the Company entered into an agreement whereby the Company had an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims in Ica, Peru, in consideration of the issuance of 750,000 common shares (250,000 shares issued) of the Company over two years, payment of US$7,500 for past property taxes (paid) and payment of ongoing property holding costs, estimated at US$3,000 per annum and completion of a drill program. The Company subsequently entered into an agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka Resources an option to earn a 70% interest in the option on the property. Under the Tinka HOA, Tinka Resources had agreed to assume the Company's share issuance obligations to the vendor, through the issuances of a total of 500,000 common shares of Tinka Resources and conducting exploration expenditures and making all property holding costs totalling US $2.5 million, over a three year period. Tinka Resources has notified the Company that it has determined to terminate the Tinka HOA. The Company has reviewed its exploration budgets for the ensuing year and has also determined to terminate the option and, accordingly, wrote-off $92,564 of acquisition and exploration costs.

                  Certain officers and directors of the Company are also directors and officers of Tinka Resources, a public company which also trades on the TSXV.


5.       SHARE CAPITAL

         Authorized:  100,000,000 common shares with no par value


         Issued:                                           JUNE 30, 2004                 DECEMBER 31, 2003
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT           SHARES         AMOUNT
                                                                         $                               $

         Balance, beginning of period                14,451,200       5,529,478       6,824,000       1,218,726
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
              - private placements                            -               -       5,442,500       3,816,000
              - exercise of options                     133,000          91,539         218,000          43,371
              - exercise of warrants                  1,708,420         782,352       1,613,000         543,620
         For agent's and finder's fees                        -               -         153,700         120,698
         For mineral properties                               -               -         200,000         136,000
                                                   ------------    ------------    ------------    ------------
                                                      1,841,420         873,891       7,627,200       4,659,689
         Less:  share issue costs                             -               -               -        (348,937)
                                                   ------------    ------------    ------------    ------------
                                                      1,841,420         873,891       7,627,200       4,310,752
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      16,292,620       6,403,369      14,451,200       5,529,478
                                                   ============    ============    ============    ============


                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5. SHARE CAPITAL (continued)

         (a)      Stock Options

                  During the six months ended June 30, 2004, the Company granted 405,000 stock options to employees, directors and consultants and recorded compensation expense of $278,400.

                  The fair value of stock options granted to employees, directors and consultants is estimated on the dates of grants using the Black-Scholes option pricing model with the following assumptions used for the grants made during the six months ended June 30, 2004:


                          Risk-free interest rate            1.18%
                          Estimated volatility             85% - 86 %
                          Expected life                    1.5 years


                  The weighted average fair value per share of stock options, calculated using the Black-Scholes option pricing model, granted during the period to the Company's employees, directors and consultants was $0.69 per share.

                  Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

                  A summary of the Company's outstanding stock options at June 30, 2004, and the changes for the six months ended June 30, 2004, is presented below:

                                                                     WEIGHTED
                                                      OPTIONS         AVERAGE
                                                    OUTSTANDING   EXERCISE PRICE
                                                                         $

                  Balance, beginning of period          898,400         0.47
                  Granted                               405,000         1.16
                  Exercised                            (133,000)        0.44
                  Cancelled                            (200,000)        0.52
                                                   ------------
                  Balance, end of period                970,400
                                                   ============

                  The following table summarizes information about the stock options outstanding and exercisable at June 30, 2004:

                                       NUMBER
                                    OUTSTANDING
                  EXERCISE              AND
                    PRICE           EXERCISABLE              EXPIRY DATE
                      $

                    0.23                171,000              July 15, 2005
                    0.52                 59,400              December 05, 2005
                    0.55                130,000              December 19, 2005
                    0.57                205,000              January 14, 2006
                    1.16                355,000              January 19, 2007
                    1.14                 50,000              January 30, 2007
                                     ----------
                                        970,400
                                     ==========

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5. SHARE CAPITAL (continued)

         (b)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at June 30, 2004, and the changes for the six months ended June 30, 2004, is as follows:

                                                                      NUMBER
                  Balance, beginning of period                        6,870,500
                  Exercised                                          (1,708,420)
                                                                   ------------
                  Balance, end of period                              5,162,080
                                                                   ============

                  The following table summarizes information about the warrants outstanding and exercisable at June 30, 2004:

                                    NUMBER
                                  OUTSTANDING
                    EXERCISE          AND
                      PRICE       EXERCISABLE    EXPIRY DATE
                       $
                      0.40           280,000     October 15, 2004
                      0.40           220,000     December 13, 2004
                      0.55           395,330     August 19 2004
                      1.15           518,000     March 04, 2005
                  1.00 / 1.35        937,500     December 19, 2004/June 19, 2005
                  1.00 / 1.35      2,811,250     December 23, 2004/June 23, 2005
                                   ---------
                                   5,162,080
                                   =========

         (c) As at June 30, 2004, 505,200 common shares are held in escrow and are released in equal semi- annual instalments of 252,600 shares ending May 27, 2005.


6.       RELATED PARTY TRANSACTION

         During the six months ended June 30, 2004, the Company incurred a total of $60,500 for accounting, administration, consulting and management services and office rent provided by the President of the Company and by corporations controlled by a director of the Company. As at June 30, 2004, $11,751 remained unpaid and has been included in accounts payable and accrued liabilities.

                             TUMI RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities in Mexico and Peru. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results during the six months ended June 30, 2004.

         The  Company's   total  assets  as  at  June  30,  2004  are  segmented
         geographically as follows:


                                                           JUNE 30, 2004
                                   ------------------------------------------------------------
                                                      MINERAL         MINERAL
                                     CORPORATE      OPERATIONS      OPERATIONS
                                      CANADA           PERU           MEXICO           TOTAL
                                         $               $               $               $

         Current assets               2,543,834               -          98,237       2,642,071
         Capital assets                  12,143         128,310          35,744         176,197
         Mineral interests                    -               -       2,459,156       2,459,156
                                   ------------    ------------    ------------    ------------
                                      2,555,977         128,310       2,593,137       5,277,424
                                   ============    ============    ============    ============


8.       SUPPLEMENTARY CASH FLOW INFORMATION

         Non-cash and financing activities were conducted by the Company as follows:

                                                      JUNE 30,        JUNE 30,
                                                       2004            2003
                                                         $               $


         Financing activities

         Shares issued on exercise of stock options       9,917               -
         Contributed surplus                             (9,917)              -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============

         Other supplementary cash flow information:

         Interest paid in cash                                -               -
                                                   ============    ============
         Income taxes paid in cash                            -               -
                                                   ============    ============

                             TUMI RESOURCES LIMITED

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2004



BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at August 27, 2004 and should be read in conjunction with the unaudited interim consolidated financial statements for the six months ended June 30, 2004 and 2003 and the audited consolidated financial statements for the years ended December 31, 2003 and 2002 of Tumi Resources Limited (the "Company") where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its properties. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange ("TSXV") under the symbol "TM", on the Frankfurt Exchange under the symbol "TUY" and on the Over-the-Counter Bulletin Board under the symbol "TUMIF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

Jimenez del Teul Project

(a) In June 2004, the Company entered into a heads of agreement (the "HOA") over the Jimenez del Teul silver-gold ("Jimenez") with Minera San Jorge S.A. de C.V. ("MSJ"). Jimenez, totaling 1,795 hectares, is located at the west-central side of Zacatecas state Mexico, near the Durango state border, approximately 130 kms due west of Fresnillo.

         Under the terms of the HOA, the Company has the right to acquire a 100% interest in Jimenez by assuming MSJ's obligations to the underlying property owners for a total of US$1.75 million over three years (US $1.026 million in the third year) and issuing a total of 1 million shares to MSJ, (200,000 shares upon TSXV approval, 200,000 on the first anniversary of TSXV approval and 300,000 on the second and third anniversaries of TSXV approval). TSXV approval was obtained on July 29, 2004. The HOA also provides for bonus shares once project financing is arranged for commercial production. The bonus is 1 million shares if the resource is in excess of 2 million ounces of gold equivalent and a further 1 million shares if the resource is in excess of 3 million ounces of gold equivalent. The Company has also agreed to pay a NSR royalty of 1% with provision for escalation to 3% on resources in excess of 1 million ounces, depending on the ore grade in the final bankable feasibility study.

         The core block of claims at Jimenez cover part of a NW-SE trending structural corridor that appears to be at least 10 kms in length. The corridor separates Cretaceous sedimentary rocks (including limestones) from younger Tertiary volcanic rocks. At Jimenez, alteration within the corridor has been mapped for over 1 km in length, and numerous pits and adits are recorded. The dominant northwest structure is intersected by NE trending structures that have developed mineralized shears, breccias and stockwork zones.

         In the core area, the Santa Clara mine follows the northwest structure on a number of levels for about 100 metres. The Company's personnel, as part of the Company's due diligence procedures, sampled the main stope and recorded 0.2 g/t Au and 318 g/t Ag over a width of 15.3 metres on the northeast face. Another face, located 20 metres to the southwest, recorded 0.3 g/t Au and 463 g/t Ag over 5.2 metres in width. Historically Santa Clara silver and gold ores have been shipped to a mill 85 kms away at La Parrilla, Durango. About 150 metres to the northwest of the Santa Clara workings, chip sampling on surface recorded 0.1 g/t Au and 58 g/t Ag over 35.1 metres which shows that the structural zone at Jimenez is geochemically anomalous over a large area. There is no record of any prior drilling in the area.

         The Company intends to immediately grid the main structural zone of interest centered on the Santa Clara Mine and to undertake a detailed mapping and sampling program followed by appropriate geophysical surveys prior to commencing an initial drill program.

(b) The Company also negotiated the addition of 108,444 hectares (the "Jimenez Area") surrounding Jimenez. The Company has the right to acquire 100% of the mining rights of this additional area from MSJ, under the same terms and conditions of the HOA which includes the assumption of the underlying land tenure costs and option payments totaling US $500,000 over a period of three years, with US $34,000 payable on the first anniversary. This acquisition is subject to TSXV approval.

         A number of small, historic and producing mines are located within the Jimenez Area. Outcrops located within the larger Jimenez concession show structurally controlled alteration similar to that found associated with veins extensively mined both at Fresnillo and in the historic Zacatecas silver mines. The single most outstanding feature in the area of mines within the core area at Jimenez is the presence of the same thin bedded Cretaceous limestone that is the host at the San Martin mine (170Moz Ag) and the Chalchihuites Mining District immediately to the north of Jimenez, including the La Colorada mining area.

         The Jimenez core area covers part of a NW-SE trending structural corridor that appears to be at least 10 kilometres in length inside the claim block. This corridor separates Cretaceous sedimentary rocks (including limestones) from younger Tertiary volcanic rocks and targets in this area consist of both disseminated silver-gold mineralization in the volcanic rocks overlying the sedimentary rocks or high grade vein deposits. Alteration within the corridor has been mapped for over one kilometre in length, and numerous pits and adits were mapped and sampled. Within one of these workings, as part of due diligence procedures, the Company's personnel sampled a stope and recorded 318 g/t Ag and 0.2 g/t Au over a width of 15.3 metres.

Cinco Minas

The Cinco Minas Project was the focus of the Company's exploration activities during fiscal 2003. The primary objective at Cinco Minas was to conduct studies to confirm previously reported findings and a drill program to test the potential tonnage needed for an open-pitable or underground silver-gold resource.

During 2003, the Company conducted underground channel sampling, a 22 hole drill program and metallurgical test work. These activities were completed during the quarter ended March 31, 2004. The results were favourable and, as a result, the Company engaged Behre Dolbear & Company ("Behre Dolbear") to undertake a scoping study on the El Abra resource area and provide a recommendation for future work to advance the project to a full feasibility study. Behre Dolbear concluded that further work was required at Cinco Minas, particularly increasing mineral resources and performing slope stability studies. The Behre Dolbear Scoping Study concluded the following main points:

1. A computerized resource calculation, using a rotated block model and a three pass ordinary kriging procedure for silver grade and using a cut-off of 30 g/t silver was undertaken by Behre Dolbear (conforming to Canadian N143-101 standards) as follows:

                                      TONNES           AG            AU
                                      (1,000)         (G/T)         (G/T)

                  Indicated            1,040           184          1.23
                  Inferred               494           165          1.17
                                       -----           ---          ----
                  Total                1,534           178          1.21
                                       =====           ===          ====

         Behre Dolbear reported that additional drilling was required to fill in blanks in the current 50m section drill pattern.

2. Strip ratios are high for all surface mining cases (a 50 degree pit slope was used), and a geotechnical study is needed to determine if pit slopes can be steepened.

3. The present underground and open-pit resources, as estimated, are insufficient to justify mining, and the Company should focus on exploring for and developing more resources. Behre Dolbear recommends additional exploration in the El Abra to San Juan zone, Cantarannas zone to the northwest and El Abrita u Cerro Colorado zones to the southeast.

4. Additional metallurgical testing based on larger and more representative samples is needed to determine if heap leaching recoveries can be improved and to provide a reliable basis for further investigation into alternatives involving milling with gravity and cyanidation circuits.

The Company followed Behre Dolbear's recommendations and conducted a third phase drilling program at Cinco Minas. Eighteen holes, totaling 1,376.8 metres were completed by infilling the drill spacing between 310W and 750W on 50m section lines. This drill density is believed suitable to give a better estimation of mineral resources as well as providing additional data for ongoing mining studies.

The drill results are consistent with the previous drill results from the El Abra area and the Company intends to immediately update the resource calculation for this core area. The results are as follows:

HOLE                                           ESTIMATED
NUMBER      SECTION  FROM      TO     METRES   TRUE WIDTH     GOLD     SILVER
                      (M)      (M)                (M)         (G/T)    (G/T)

CMRC-48       330W     22      50       28        25.4        0.78        93
   Incl.               24      30        6         5.4        1.55       155

CMRC-49       500W    114     134       20        18.1        2.37       249
   Incl.              114     120        6         5.4        4.14       509
   Incl.              116     120        4         3.6        5.45       651

CMRC-50       550W    106     122       16        12.3        1.15       204
   Incl.              106     114        8         6.1        1.5        326

CMRC-51       550W     64      78       14        10.7        1.05       437
   Incl.               64      68        4         3.1        2.08      1362

CMRC-52       550W     16      34       18        13.8        1.82       185
   Incl.               18      22        4         3.1        4.01       334

CMRC-53       600W     38      56       18        12.7        1.18       100
   Incl.               42      46        4         2.8        3.89       238

CMRC-54*      650W    118*    134*      14         9.9        1.74       179
   Incl.              122*    126*       6         4.2        2.53       332

CMRC-55       650W     54      68       14         9.9        0.69       128
   Incl.      650W     54      64       10         7.1        0.77       149

CMRC-56       650W     14      34       20        14.1        0.28        64

CMRC-57       700W     18      48       30        21.2        0.75        85
   Incl.               24      34       10         7.1        1.23       114

HOLE                                           ESTIMATED
NUMBER      SECTION  FROM      TO     METRES   TRUE WIDTH     GOLD     SILVER
                      (M)      (M)                (M)         (G/T)    (G/T)

CMRC-58       750W    102     124       22        15.6        1.59       103
   Incl.              106     120       14         9.9        2.36       131

CMRC-59       750W     28      46       18        14.7        1.17       179
   Incl.               28      38       10         8.2        1.03       275

CMRC-60*      410W     28*     51.1*    19.1*      4.9        1.08       112
   Incl.               36      48       12         3.1        1.61       144

CMRC-61*      410W     18*     35.4*    15.4*      6.5        1.06        92
   Incl.               18      24        6         2.5        0.04        35
   Incl.               26      35.4      9.4       4.0        1.71       128

CMRC-62*      385W     28*     32*       4*        0.6        0.48        53
    and                36      44        8         1.1        1.37       128
    and                48      67       19         2.6        1.77        84

CMRC-63       385W     18      24.8      6.8       2.2        2.40       112

CMRC-64**     385W**   22       28       6         1.1        0.53        86
    and       385W**   30       68      38         6.7        0.77       109
   Incl.               52       66      14         2.5        1.04       151

CMRC-65**     385W**   16**     22**     6**       1.6        0.98        63
    and                30       34       4         1.0        6.10        66

*   Workings intersected in drill holes.
**  Drilled off-section, north to south

The Company also conducted four exploratory drill holes, totaling 232m, at the San Juan zone, located along the Cinco Minas vein, about 300m to the NW from the El Abra mine area. These results are also extremely encouraging as they have identified a new zone of mineralization justifying further work. The results are as follows:

HOLE                                           ESTIMATED
NUMBER      SECTION  FROM      TO     METRES   TRUE WIDTH     GOLD     SILVER
                      (M)      (M)                (M)         (G/T)    (G/T)

CMRC-44      1150W     52      56        4         3.1        0.55       152

CMRC-45      1150W     46      54        8         7.7        0.28        51

CMRC-46      1100W     26      38       12        11.6        0.68       152
   Incl.               34      38        4         3.9        1.32       316

CMRC-47      1050W     36      46       10         9.7        0.53       111
   Incl.               36      40        4         3.9        0.66       214


The Company's consulting geologist, Mr. John Nebocat, P.Eng, is the qualified person for the Cinco Minas Project. Drill samples were prepared by G M LACME Laboratory, Guadalajara, Mexico and assayed at IPL Laboratory in Canada. Samples greater than 1g/t gold and silver values greater than 100 g/t were check-assayed; known standards (average of one in every ten samples submitted) were introduced for check analysis. All bulk samples of RC chips along with all sample rejects prepared by the laboratory in Mexico are stored for verification purposes.

Jamaica and San Jorge

The Company has acquired an additional 10,903 hectares of mining exploration concessions containing extensive zones of alteration and brecciation to the north and WNW of the Cinco Minas Project. These concessions have old silver/gold mine workings and surround Stroud Resources/New Bullet Group's Santo Domingo-La Espanola concession area. Both areas acquired are contiguous to the original core Cinco Minas Project area.

Gran Cabrera

During 2003 and the first quarter in 2004, work on Gran Cabrera was limited to recompilation of old data on the area and landsat imagery studies. An initial work program, estimated at US $200,000, consists of geological mapping and verification or extension of earlier channel sampling of vein, stockwork and breccia hosted precious metal mineralization.
The work program is in progress.

A bulldozer was mobilized to open 1,250 m of road access to the uppermost part of the Cabrera system of veins and stockworks to allow the site geologists better access for detail mapping and sampling. Ore grade mineralization is found on the dip slope of the system in old mine workings and mine levels from the 670 m level (Chorillo Blanco adit) to the 980 elevation (310 m of height) where outcrops disappear under talus and dense vegetative cover. This road access is programmed to help uncover and better expose sheeted zones containing quartz veins with silver and gold values. It is expected that the bulldozer will expose cuts into mineralized rock that may include ore bearing zones in one of three targets: (a) precious metal veins which have been historically developed with old mine workings; (b) stockwork zones that would not have been of sufficient grade to be of interest to early Spanish miners and later American mining companies that operated the Marquetas stamp mills on the Santiago River; (c) sheeted zones that may be feeders to brittle rhyolitic welded tuffs which may be permeable hosts for widespread silver-gold mineralization.

Initial reconnaissance of the western one-half of the Gran Cabrera Project area which includes the La Deseada, La Dura and Espada group of mines is also underway. Old stope walls and in situ gold silver mineralization justifies continuing the clearing of roads built to the area by the previous operator and extending those roads to access areas containing old producing mines. This work is planned after completion of the construction of access roads to the eastern one-half of the Gran Cabrera Project.

Tinka Prospect

The Company had an option to earn a 100% interest, subject to a 1% NSR interest, in two mineral claims (the "Tinka Prospect") in Ica, Peru. In February, 2003, the Company entered into an agreement with Tinka Resources Ltd. ("Tinka Resources"), whereby the Company granted Tinka Resources an option to earn a 70% interest in the option on the Tinka Prospect. Tinka Resources agreed to assume the Company's share issuance obligations to the vendor, and conduct exploration expenditures and make all property holding costs totalling US $2.5 million, over a three year period.

The first phase exploration program was completed by Tinka Resources in December 2003. The HLEM survey successfully defined six distinct electromagnetic anomalies. In addition three reverse circulation drill holes, totalling 262 metres, were completed. All three holes intersected a sequence of highly silicified, pyretic volcanics and all three holes intersected anamolous copper values. In light of the recent mineral resource additions to Tinka Resources' mineral property portfolio it determined to withdraw from the option agreement. The Company has reviewed its mineral exploration budgets and priorities and has determined to focus its exploration activities in Mexico. As a result, the Company has decided to withdraw from its option agreement.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the audited annual consolidated financial statements of the Company prepared in accordance with Canadian GAAP.
                                         ---------------------------------------

                                                  YEARS ENDED DECEMBER 31,
                                         ---------------------------------------

                                               2003          2002          2001
                                                  $             $             $

OPERATIONS:

Revenues                                          -             -             -
Income (loss)                              (760,404)     (253,757)      (10,199)
Basic and diluted income (loss) per share     (0.09)        (0.09)        (0.01)
Dividends per share                               -             -             -


BALANCE SHEET:

Working capital                           3,206,451       338,569       304,797
Total assets                              4,921,717     1,034,106       307,899
Total long-term liabilities                       -             -             -

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                                            2004                                2003                                2002
                                    -------------------     -------------------------------------------     -------------------

                                    JUN. 30     MAR. 31     DEC. 31     SEP. 30     JUN. 30     MAR. 31     DEC. 31     SEP. 30
                                       $           $           $           $           $           $           $           $
                                    -------------------     -------------------------------------------     -------------------

OPERATIONS:

Revenues                                  -           -           -           -           -           -           -           -
Net income (loss)                  (242,220)   (451,490)   (369,319)    (17,419)    (99,994)   (119,672)   (186,310)    (24,917)
Basic and diluted loss per share      (0.02)      (0.03)      (0.04)      (0.02)      (0.01)      (0.02)      (0.07)      (0.01)
Dividends per share                       -           -           -           -           -           -           -           -


BALANCE SHEET:

Working capital                   2,573,303   2,812,290   3,206,451     458,103     125,509     468,451     304,797     230,579
Total assets                      5,277,424   5,244,216   4,921,717   1,889,549   1,330,483   1,449,047     307,897     598,521
Total long-term liabilities               -           -           -           -           -           -           -           -


RESULTS OF OPERATIONS

During the six months ended June 30, 2004, the Company reported a loss of $693,710 ($0.04 per share), an increase of $474,044, compared to a loss of $219,666 ($0.03 per share) during the comparable period in 2003. A significant portion of the increase in loss in 2004 is attributed to the Company's prospective application of the fair value method of accounting for stock options granted to its employees and directors. During 2004, the Company recorded a non-cash compensation expense of $278,400 relating to stock options granted to the Company's employees, directors and consultants. In 2003, the Company recorded an expense of $5,441 for the vesting of stock options granted to its consultant. No stock options were granted in 2003 to its directors and employees.

Excluding the stock-based compensation, general and administrative expenses of $329,915 were reported in 2004, an increase of $118,722 from $211,193 in 2003.
In general, costs increased in 2004 due to the increase in corporate and exploration activities. In addition, during 2004 the Company incurred additional costs relating to office renovations and the hiring of one full-time employee. Accounting and administrative expenses incurred with Chase Management Ltd. ("Chase") decreased in 2004 by $24,551, from $42,551 in 2003 to $18,000 in 2004.
During 2003, Chase provided significant accounting and professional services in the preparation of and on-going dealings with the Company's Form 20-F registration statements. Legal fees also increased substantially in 2004 due to the increased requirements for ongoing corporate reporting. Consulting fees, office expenses, travel expenses and shareholder costs increased in 2004 due to costs associated with increasing the Company's market awareness and corporate development. Trips were made to Europe during 2004.

During 2004, the Company reported $24,960 interest income compared to $1,573 in 2003. The interest income was generated from a short-term deposit held with an established financial institution, and increased due to higher levels of funds held in 2004 compared to 2003.

During 2004, the Company spent $986,783 cash on acquisition costs and exploration activities on its mineral interests. In total, the Company spent $820,581 on Cinco Minas, $31,582 on Gran Cabrera and $134,477 on Jimenez del Teul. Details of the exploration activities conducted in 2004 are described in "Exploration Projects" in this MD&A. During 2003, the Company incurred a total of $509,075 on Cinco Minas. During 2004, the Company decided to terminate the option agreement on the Tinka Prospect and wrote-off $92,564 of costs.

During 2004, the Company received $841,102 on the exercises of stock options and warrants. During 2003, a total of $3,816,000 was raised through private placements and $586,991 from the exercises of stock options and warrants.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at June 30, 2004, the Company had working capital of $2,573,303. The Company believes that it currently has sufficient financial resources to undertake by itself all of its anticipated exploration activities and ongoing level of corporate activities for the ensuing year. However, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments other than its mineral option agreements. Details of the Company's option payment and expenditure commitments are disclosed in Note 4 to the June 30, 2004 interim consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements

PROPOSED TRANSACTIONS

The Company does not have any proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the annual consolidated financial statements for the year ended December 31, 2003.

CHANGES IN ACCOUNTING PRINCIPLES

The Company does not have any changes in accounting principles.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2004 the Company paid:

         i) $30,000 to David Henstridge for his services as President of the Company;

         ii) $18,000 for accounting and administrative services and $2,700 for office rent to Chase, a private corporation owned by Nick DeMare, a director of the Company; and

         iii) $12,500 for consulting services provided by DNG Capital Corp., a private corporation owned by Nick DeMare.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's material mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. The Company updates its website (www.tumiresources.com) on a continuous basis. Effective December 1, 2002, the Company retained Mr. Nick Nicolaas to provide market awareness and investor relations activities. Mr. Nicolaas is paid a monthly fee of $2,500 and may be cancelled by either party on 15 days notice. During the six months ended June 30, 2004, the Company paid $13,500 to Mr. Nicolaas.

OUTSTANDING SHARE DATA

The Company's authorized share capital is100,000,000 common shares with no par value. As at June 30, 2004, there were 16,292,620 outstanding common shares compared to 14,451,200 shares outstanding at December 31, 2003. The increase reflects the success of the Company in raising new equity through the exercises of stock options and warrants. As at June 30, 2004, there were 970,400 stock options which were outstanding and exercisable, with exercise prices ranging from $0.23 and $1.16 per share. In addition, there were 5,162,080 warrants outstanding and which expire between August 19, 2004 and June 23, 2005 with exercise prices between $0.40 and $1.35 per share. More information on these instruments and the terms of their conversion are set out in Note 5 to the June 30, 2004 interim consolidated financial statements.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, DAVID HENSTRIDGE, CHIEF EXECUTIVE OFFICER of TUMI RESOURCES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    August 27, 2004



         /s/ David Henstridge
         -----------------------
         David Henstridge
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, HARVEY LIM, DIRECTOR and acting in the capacity of CHIEF FINANCIAL OFFICER of TUMI RESOURCES LIMITED., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of Tumi Resources Limited for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    August 27, 2004


         /s/ Harvey Lim
         ---------------
         Harvey Lim
         Director